UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Ford Motor Company

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

345370860

(CUSIP Number)

Richard Sobelle, Esq.

Tracinda Corporation

150 South Rodeo Drive, Suite 250

Beverly Hills, CA 90212

(310) 271-0638

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 13, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 345370860

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tracinda Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) BK, WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 140,800,000
8. Shared Voting Power
9. Sole Dispositive Power 140,800,000
10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 140,800,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 6.49%*
14.	Type of Reporting Person (See Instructions) CO

*	Percentage calculated on the basis of 2,171,147,986 shares of common stock issued and outstanding as of May 1, 2008, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2008.

CUSIP No. 345370860

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kirk Kerkorian
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 140,800,000
8. Shared Voting Power
9. Sole Dispositive Power 140,800,000
10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 140,800,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 6.49%*
14.	Type of Reporting Person (See Instructions) IN

*	Percentage calculated on the basis of 2,171,147,986 shares of common stock issued and outstanding as of May 1, 2008, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2008.

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, par value $.01 per share, of Ford Motor Company, a Delaware corporation (the “Issuer”), which has its principal executive offices at One American Road, Dearborn, Michigan 48126.

Item 2.	Identity and Background

This Schedule is being filed on behalf of Kirk Kerkorian and Tracinda Corporation (“Tracinda”), a Nevada corporation wholly owned by Mr. Kerkorian (collectively, the “Filing Persons”). Tracinda is principally engaged in the business of buying, selling and holding selected equity securities.

The principal business address for Tracinda is 150 South Rodeo Drive, Suite 250, Beverly Hills, California 90212. During the past five years, Tracinda (i) has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(a)    Mr. Kerkorian is the Chief Executive Officer, President and sole director of Tracinda. Tracinda’s other executive officer is Anthony L. Mandekic.

(b)    Mr. Kerkorian’s and Mr. Mandekic’s business address is 150 South Rodeo Drive, Suite 250, Beverly Hills, California 90212.

(c)    Mr. Kerkorian’s principal occupation or employment is, and has been for more than five years, serving as Tracinda’s principal executive officer. In addition, Mr. Kerkorian is a director of MGM MIRAGE, a Delaware corporation principally engaged in the lodging and gaming business. Mr. Kerkorian beneficially owns, through Tracinda, 148,837,330 shares of common stock of MGM MIRAGE or approximately 53.9% of such outstanding common stock. MGM MIRAGE has its principal executive offices at 3600 Las Vegas Boulevard South, Las Vegas, Nevada 89109. Mr. Kerkorian also beneficially owns, through Tracinda, 36,128,000 shares of common stock of Delta Petroleum Corporation, a Delaware corporation, or approximately 35.2% of such outstanding common stock. Delta Petroleum Corporation is an independent energy company engaged in the exploration for, and the acquisition, development, and production of, natural gas and crude oil. Delta Petroleum Corporation has its principal executive offices at 370 Seventeenth Street, Suite 4300, Denver, Colorado 80202.

Mr. Mandekic’s principal occupation or employment is, and has been for more than five years, serving as Secretary and Treasurer of Tracinda. Mr. Mandekic is also a director of MGM MIRAGE, and serves as the chair of its compensation committee.

(d) – (e)    During the last five years, neither Mr. Kerkorian nor Mr. Mandekic (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    Mr. Kerkorian and Mr. Mandekic are both United States citizens.

Item 3.	Source and Amount of Funds or Other Consideration

The aggregate purchase price of approximately $1 billion (including estimated expenses) for the 140,800,000 shares of common stock (the “shares”) beneficially owned by the Filing Persons was funded from cash on hand and borrowings under the bank financing described below.

Tracinda entered into a credit agreement (the “Credit Agreement”), dated April 15, 2008 and amended on May 21, 2008 and June 16, 2008, for a $600 million revolving credit facility with Bank of America, N.A. (“BOA”), as agent, and Bank of America Securities LLC as the sole lead arranger and sole and exclusive book manager. At Tracinda’s option, borrowings under the revolving credit facility will bear interest at either 0.25% above the prime rate announced from time to time by BOA or 1.50% above LIBOR, and will mature on April 15, 2011. Tracinda also entered into a pledge agreement (the “Pledge Agreement”) and a custody agreement (the “Custody Agreement”) with Bank of America, N.A. for the pledge of collateral for borrowings under the credit facility. All 140.8 million shares of the Issuer beneficially owned by the Filing Persons have been pledged under the Pledge Agreement as collateral for borrowings under the credit facility. After April 15, 2009, if the amount of the outstanding borrowings under the credit facility exceeds a determined percentage of the market value of all collateral pledged under the pledge agreement (the “Pledged Collateral”), Tracinda will be required to prepay such excess amount or pledge additional collateral. In addition, prior to borrowing an aggregate amount equal to or in excess of $300 million, Tracinda will be required to pledge additional collateral such that the aggregate amount to be borrowed does not exceed a predetermined percentage of the market value of all Pledged Collateral. Pursuant to the Pledge Agreement, all dividends paid on the Pledged Collateral in the form of capital stock will be pledged as additional collateral and, in the event of a default under the Credit Agreement, all voting rights and rights to receive dividends with respect to the Pledged Collateral will become vested in BOA. In connection with the Pledge Agreement, BOA was appointed as the proxyholder for all Pledged Collateral, with the right to exercise all voting rights with respect to such Pledged Collateral only when an event of default has occurred and is continuing under the Credit Agreement. Upon an event of default under the Credit Agreement, BOA has the right, among others, to transfer all Pledged Collateral into its name or to sell or dispose of such Pledged Collateral. The Credit Agreement, the Pledge Agreement, and the Custody Agreement contain customary representations, warranties, covenants and conditions. The foregoing description of the Pledge Agreement, the Credit Agreement, and the Custody Agreement is qualified in its entirety by references to the Pledge Agreement, the Credit Agreement, including the amendments thereto, and the Custody Agreement attached hereto as Exhibits 1, 2, 3, 4, and 5 and incorporated herein by reference.

Item 4.	Purpose of Transaction

The Filing Persons acquired their shares for investment purposes. Depending on the continuing evaluation by the Filing Persons of the business and prospects for the Issuer and other factors, including business and market conditions, the Filing Persons may, from time to time, propose business strategies. The Filing Persons have explored, and may continue to explore, the possible infusion of additional capital into the Issuer in order to give the Issuer more flexibility in implementing its turnaround process. In addition, the Filing Persons reserve the right, should they determine to do so at any time after the date of this filing, to take such actions with respect to their holdings in the Issuer as they deem appropriate in light of the circumstances existing from time to time. Such actions may include: continuing to hold their shares; disposing of some or all of their shares in the open market or otherwise; or acquiring additional shares in the open market or otherwise. Other than as set forth in this Item 4, the Filing Persons do not have any current plans or proposals that relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) – (b)    The following table sets forth information with respect to the shares beneficially owned by each person or entity named in Item 2 hereof. Mr. Kerkorian has sole voting and investment power with respect to the shares held by the Filing Persons.

Name	Number of Shares	Percent of Outstanding(1)
Tracinda Corporation	140,800,000	6.49%
Kirk Kerkorian	140,800,000	6.49%
Anthony L. Mandekic	—	—

(1)	Percentage calculated on the basis of 2,171,147,986 shares of common stock issued and outstanding as of May 1, 2008, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2008.

(c)    The table included in Appendix A sets forth transactions in shares by Filing Persons during the past 60 days. Other than the acceptance for purchase by Tracinda on June 13, 2008 of 20,000,000 shares pursuant to Tracinda’s tender offer that expired on June 9, 2008, all such transactions were purchases effected by Tracinda in the open market.

(d)    Except as described in Item 3 above, no person other than the Filing Persons has the right to receive or power to direct the receipt of dividends from, or the proceeds of, the sale of any of the shares.

(e)    Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described in Item 3 above, there are no contracts, arrangements, understanding or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description

1.	Pledge Agreement, dated April 15, 2008. (1)

2.	Revolving Credit Facility Letter Agreement, dated April 15, 2008. (2)

3.	First Amendment to Revolving Credit Facility Letter Agreement, dated May 21, 2008. (2)

4.	Second Amendment to Revolving Credit Facility Letter Agreement, dated June 16, 2008.

5.	Custody Agreement, dated April 15, 2008 (3)

6.	Power of Attorney dated May 9, 2008. (4)

(1)	Incorporated by reference to Exhibit (b)(2) to the Filing Persons’ Schedule TO-T filed with the Securities and Exchange Commission on May 9, 2008 (the “Schedule TO”).

(2)	Incorporated by reference to Exhibit (b)(1) or (b)(4), as applicable, to Amendment No. 1 to the Schedule TO filed with the Securities and Exchange Commission on May 23, 2008.
(3)	Incorporated by reference to Exhibit (b)(3) to the Schedule TO.

(4)	Incorporated by reference to Exhibit (i) to the Schedule TO.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 19, 2008

TRACINDA CORPORATION

By:	/s/ Anthony L. Mandekic
Anthony L. Mandekic Secretary/Treasurer

KIRK KERKORIAN

By:	/s/ Anthony L. Mandekic
Anthony L. Mandekic Attorney-in-Fact *

*	Power of Attorney dated May 9, 2008,

filed as Exhibit (i) to the Schedule TO of Tracinda

Corporation and Kirk Kerkorian on May 9, 2008.

Appendix A

The following table sets forth transactions in the Issuer’s shares by the Filing Persons during the last 60 days. Except for the acceptance by Tracinda on June 13, 2008 of 20,000,000 shares for purchase pursuant to Tracinda’s tender offer that expired on June 9, 2008, all transactions were purchases effected by Tracinda in the open market.

Date	No. of Shares	Price per share
4/21/2008	195,406	$7.5200
4/21/2008	206,139	7.5300
4/21/2008	149,331	7.5400
4/21/2008	126,626	7.5500
4/21/2008	68,100	7.5600
4/21/2008	5,700	7.5675
4/21/2008	18,100	7.5700
4/21/2008	79,603	7.5775
4/21/2008	744,215	7.5800
6/13/2008	20,000,000	8.5000
6/16/2008	28,400	6.5500
6/16/2008	84,700	6.5400
6/16/2008	257,281	6.5300
6/16/2008	681,726	6.5200
6/16/2008	164,707	6.5165
6/16/2008	700,804	6.5100
6/16/2008	92,545	6.5000
6/16/2008	47,700	6.4900
6/16/2008	157,200	6.4800
6/16/2008	335,424	6.4700
6/16/2008	100	6.4650
6/16/2008	465,139	6.4600
6/16/2008	100	6.4575
6/16/2008	100	6.4550
6/16/2008	465,800	6.4500
6/16/2008	100	6.4475
6/16/2008	500	6.4450
6/16/2008	344,685	6.4400
6/16/2008	1,300	6.4350
6/16/2008	854,693	6.4300
6/16/2008	1,100	6.4250
6/16/2008	319,933	6.4200
6/16/2008	118,869	6.4100
6/16/2008	7,100	6.4000
6/16/2008	120,169	6.3900
6/16/2008	154,972	6.3800
6/16/2008	1,000	6.3775
6/16/2008	3,800	6.3700
6/16/2008	42,600	6.3600
6/16/2008	12,500	6.3500

6/16/2008	57,200	6.3400
6/16/2008	154,390	6.3300
6/16/2008	173,900	6.3200
6/16/2008	59,669	6.3100
6/16/2008	191,450	6.3000
6/16/2008	67,700	6.2900
6/16/2008	19,000	6.2800
6/16/2008	30,100	6.2700
6/16/2008	100,000	6.2600
6/16/2008	170,844	6.2500
6/16/2008	1,000	6.2450
6/16/2008	9,700	6.2400
6/17/2008	38,600	6.7500
6/17/2008	204,500	6.7400
6/17/2008	100,000	6.7350
6/17/2008	100,000	6.7310
6/17/2008	455,100	6.7300
6/17/2008	7,300	6.7275
6/17/2008	50,000	6.7260
6/17/2008	322,017	6.7200
6/17/2008	1,000	6.7175
6/17/2008	129,900	6.7100
6/17/2008	900	6.7075
6/17/2008	600	6.7050
6/17/2008	280,000	6.7000
6/17/2008	100,500	6.6950
6/17/2008	98,900	6.6900
6/17/2008	142,500	6.6800
6/17/2008	300	6.6775
6/17/2008	215,400	6.6700
6/17/2008	100	6.6650
6/17/2008	848,802	6.6600
6/17/2008	50,000	6.6550
6/17/2008	295,300	6.6500
6/17/2008	50,000	6.6450
6/17/2008	100,880	6.6400
6/17/2008	227,450	6.6300
6/17/2008	150,000	6.6252
6/17/2008	370,782	6.6200
6/17/2008	123,800	6.6189
6/17/2008	100	6.6150
6/17/2008	576,805	6.6100
6/17/2008	50,000	6.6071
6/17/2008	1,700	6.6050
6/17/2008	50,000	6.6045
6/17/2008	50,000	6.6002
6/17/2008	573,645	6.6000
6/17/2008	935	6.5957
6/17/2008	13,800	6.5950
6/17/2008	50,000	6.5938

6/17/2008	25,000	6.5933
6/17/2008	1,233	6.5919
6/17/2008	100,000	6.5915
6/17/2008	324,600	6.5900
6/17/2008	200	6.5850
6/17/2008	353,483	6.5800
6/17/2008	50,000	6.5784
6/17/2008	25,000	6.5734
6/17/2008	201,595	6.5700
6/17/2008	258,605	6.5600
6/17/2008	50,300	6.5550
6/17/2008	50,000	6.5549
6/17/2008	217,724	6.5500
6/17/2008	50,900	6.5450
6/17/2008	50,000	6.5421
6/17/2008	127,400	6.5400
6/17/2008	25,000	6.5359
6/17/2008	150,000	6.5346
6/17/2008	172,176	6.5300
6/17/2008	100	6.5250
6/17/2008	35,068	6.5200
6/18/2008	7,300	6.1000
6/18/2008	700	6.1050
6/18/2008	26,100	6.1100
6/18/2008	1,900	6.1150
6/18/2008	44,600	6.1200
6/18/2008	100	6.1250
6/18/2008	204,500	6.1300
6/18/2008	2,100	6.1375
6/18/2008	277,200	6.1400
6/18/2008	700	6.1450
6/18/2008	1,700	6.1475
6/18/2008	261,906	6.1500
6/18/2008	1,000	6.1550
6/18/2008	118,299	6.1600
6/18/2008	20,600	6.1700
6/18/2008	11,900	6.1800
6/18/2008	36,000	6.1900
6/18/2008	156,600	6.2000
6/18/2008	300	6.2050
6/18/2008	100,000	6.2072
6/18/2008	163,100	6.2100
6/18/2008	7,200	6.2150
6/18/2008	3,100	6.2175
6/18/2008	321,394	6.2200
6/18/2008	1,600	6.2250
6/18/2008	100,000	6.2274
6/18/2008	50,000	6.2299
6/18/2008	470,719	6.2300
6/18/2008	1,000	6.2350

6/18/2008	51,300	6.2375
6/18/2008	420,103	6.2400
6/18/2008	50,000	6.2421
6/18/2008	50,000	6.2434
6/18/2008	500	6.2450
6/18/2008	1,600	6.2475
6/18/2008	307,103	6.2500
6/18/2008	37,519	6.2518
6/18/2008	126,591	6.2600
6/18/2008	600	6.2650
6/18/2008	600	6.2675
6/18/2008	201,192	6.2700
6/18/2008	2,000	6.2750
6/18/2008	367,466	6.2800
6/18/2008	100,000	6.2825
6/18/2008	1,500	6.2850
6/18/2008	393,500	6.2900
6/18/2008	900	6.2950
6/18/2008	300	6.2975
6/18/2008	347,391	6.3000
6/18/2008	100,300	6.3050
6/18/2008	107,100	6.3100
6/18/2008	1,600	6.3150
6/18/2008	100	6.3175
6/18/2008	107,341	6.3200
6/18/2008	4,000	6.3250
6/18/2008	200	6.3275
6/18/2008	164,600	6.3300
6/18/2008	67,534	6.3400
6/18/2008	111,800	6.3500
6/18/2008	200	6.3550
6/18/2008	1,500	6.3575
6/18/2008	115,166	6.3600
6/18/2008	1,800	6.3650
6/18/2008	4,100	6.3675
6/18/2008	67,700	6.3700
6/18/2008	200	6.3750
6/18/2008	1,600	6.3775
6/18/2008	68,200	6.3800
6/18/2008	3,800	6.4050
6/18/2008	60,476	6.4100
6/18/2008	14,853	6.4200
6/18/2008	100	6.4250
6/18/2008	40,000	6.4300
6/18/2008	4,600	6.4400
6/18/2008	37,203	6.4500
6/18/2008	7,200	6.4550
6/18/2008	700	6.4575
6/18/2008	101,144	6.4600
6/18/2008	200	6.4650
6/18/2008	25,214	6.4700
6/18/2008	100	6.4750
6/18/2008	66,683	6.4800
6/18/2008	35,903	6.4900
6/18/2008	25,000	6.4956

EXHIBIT INDEX

Exhibit No.	Description

1.	Pledge Agreement, dated April 15, 2008. (1)

2.	Revolving Credit Facility Letter Agreement, dated April 15, 2008. (2)

3.	First Amendment to Revolving Credit Facility Letter Agreement, dated May 21, 2008. (2)

4.	Second Amendment to Revolving Credit Facility Letter Agreement, dated June 16, 2008.

5.	Custody Agreement, dated April 15, 2008 (3)

6.	Power of Attorney dated May 9, 2008. (4)

(1)	Incorporated by reference to Exhibit (b)(2) to the Filing Persons’ Schedule TO-T filed with the Securities and Exchange Commission on May 9, 2008 (the “Schedule TO”).

(2)	Incorporated by reference to Exhibit (b)(1) or (b)(4), as applicable, to Amendment No. 1 to the Schedule TO filed with the Securities and Exchange Commission on May 23, 2008.

(3)	Incorporated by reference to Exhibit (b)(3) to the Schedule TO.

(4)	Incorporated by reference to Exhibit (i) to the Schedule TO.